UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                             First Deltavision, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   32007B 20 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 James T. Ligon
                        695 Town Center Drive, Suite 260
                          Costa Mesa, California 92626
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32007B 20 0

-------------------- ----------------------------------------------------------------------------------------------------------
                 1.  Names of Reporting Persons.  I.R.S.  Identification Nos. of
                     above persons (entities only).

                     James T. Ligon
-------------------- ----------------------------------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     Not Applicable                                                                             (a)   /  /
                                                                                                                (b)   /  /
-------------------- ----------------------------------------------------------------------------------------------------------
                 3.  SEC Use Only
-------------------- ----------------------------------------------------------------------------------------------------------

                 4. Source of Funds PF
-------------------- -------------------------- -------------------------------------------------------------------------------

                 5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                /  /
-------------------- -------------------------------------------------------------------------------------------------- -------

                 6.  Citizenship or Place of Organization            United States
-------------------- ----------------------------------------------- ----------------------------------------------------------
     Number of
      Shares            7.  Sole Voting Power         5,376,000 (see Item 5)
   Beneficially      ------ ------------------------- -------------------------------------------------------------------------
     Owned by           8.  Shared Voting Power       0 (see Item 5)
       Each          ------ ------------------------- -------------------------------------------------------------------------
     Reporting          9.  Sole Dispositive Power    5,376,000
      Person         ------ ------------------------- -------------------------------------------------------------------------
       With            10.  Shared Dispositive Power  None
--------------------------- ------------------------- -------------------------------------------------------------------------
                11.  Aggregate  Amount  Beneficially  Owned  5,376,000  by  Each
                     Reporting Person
-------------------- ---------------------------------------------------- -----------------------------------------------------

                12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                   /  /
-------------------- --------------------------------------------------------------------------------------------------- ------

                13.  Percent of Class Represented by Amount in Row (11)                30.00%
-------------------- ----------------------------------------------------------------- ----------------------------------------

                14.  Type of Reporting Person (See Instructions) IN
-------------------- ------------------------------------------------------ ---------------------------------------------------


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


Item 1. Security and Issuer

         This Schedule 13D relates to the Common Stock, par value $.001 per share, of First Deltavision, Inc., a Nevada corporation, or First Deltavision. The principal executive offices of First Deltavision are currently located at 9005 Cobble Canyon Lane, Sandy, Utah 84093.

Item 2. Identity and Background

         (a) This statement is filed by James T. Ligon.

         (b) Mr. Ligon's address is 695 Town Center Drive, Suite 260, Costa Mesa, California 92626.

         (c) Mr. Ligon is an officer of Mogel Management Group.

         (d) Mr. Ligon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Mr. Ligon has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Mr. Ligon is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         Mr. Ligon paid $33,333.33 in personal funds for 5,376,000 of common stock of First Deltavision.

Item 4. Purpose of Transaction

         Mr. Ligon acquired the shares from First Deltavision for investment purposes. In addition, First Deltavision intends to acquire Mogel Management Group, in which Mr. Ligon has an equity interest. It is possible that, as a result of the proposed acquisition of Mogel Management Group, First Deltavision may issue additional shares of common stock to Mr. Ligon.

Item 5. Interest in Securities of the Issuer

         (a) The  aggregate  number  of shares  of  common  stock to which  this
Schedule 13D relates is 5,376,000 shares, representing 30.0% of the 17,920,000 shares of First Deltavision common stock outstanding as of November 21, 2003.

         (b) Mr. Ligon has sole voting and dispositive power over the shares of Common Stock which he owns.

         (c) See Item 3, above.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None.

Item 7. Material to Be Filed as Exhibits

         Stock Purchase Agreement by and among First Deltavision, Inc. and the Purchasers dated as of November 18, 2003.


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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2003

JAMES T. LIGON


/s/James T. Ligon
----------------------------





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